

09055395

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46668

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/08___ AND ENDING ___12/31/08___
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

SIA Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___3300 IDS Center, 80 S. 8th Street___
(No. and Street)

___Minneapolis___	___Minnesota___	___55402___
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

___Kelly Boston___   ___(612) 359-2558___
                                                                          (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Deloitte & Touche LLP___
(Name - if individual, state last, first, middle name)

___50 South Sixth Street___	___Minneapolis___	___MN___	___55402___
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AFFIRMATION

I, Paul Rasmussen, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to SIA Securities Corp. for the year ended December 31, 2008, are true and correct. I further swear (or affirm) that, to the best of my knowledge and belief, neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Paul Rasmussen
President

Subscribed to before me this _‿11_ day of February 2009.

Notary Public

SIA SECURITIES CORP.
(SEC I.D. No. 8-46668)

Statement of Financial Condition as of
December 31, 2008,
Supplemental Schedule as of December 31, 2008,
Independent Auditors' Report, and
Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934, as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
Suite 2800
50 South Sixth Street
Minneapolis, MN 55402-1538
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of
SIA Securities Corp.
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of SIA Securities Corp. (the "Company") as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of SIA Securities Corp. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic statement of financial condition taken as a whole. The supplemental schedule listed on page 7 is presented for the purpose of additional analysis and is not a required part of the basic statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic statement of financial condition and, in our opinion, is fairly stated in all material respects when considered in relation to the basic statement of financial condition taken as a whole.

Deloitte + Touche LLP

February 11, 2009

SIA SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008

ASSETS

CASH EQUIVALENTS (Note 2)	$ 143,822
ACCOUNTS RECEIVABLE	1,350
INVESTMENT IN AFFILIATED MUTUAL FUND — At market (Note 2)	26,491
PREPAID EXPENSES	11,290
DEFERRED TAX ASSET	4,317
TOTAL	$ 187,270

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES — Payable to Sit Investment Associates, Inc.	$ 76,466
SHAREHOLDER'S EQUITY:	
Common stock, $0.01 par value — authorized, 1,000,000 shares; issued and outstanding, 50,000 shares	500
Additional paid-in capital	84,500
Retained earnings	25,804
Total shareholder's equity	110,804
TOTAL	$ 187,270

See notes to statement of financial condition.

SIA SECURITIES CORP.

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008

1. **OWNERSHIP AND NATURE OF BUSINESS**

    SIA Securities Corp. (the "Company") is a 75%-owned subsidiary of Sit Investment Associates, Inc. (SIA). The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. The Company's primary objective is the promotion and marketing of the Sit Mutual Funds, a group of no-load mutual funds for which SIA is the investment adviser. Pursuant to a management agreement between the Company and SIA, most of the Company's operating expenses are paid by SIA. The Company's results of operations may not be indicative of the results that might be obtained had it operated independently of SIA.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

    Cash Equivalents — Cash equivalents consist of money market mutual funds. These money market mutual funds are carried at market value and are considered cash equivalents because of the Company's ability to redeem at any time.

    Investment in Affiliated Mutual Fund — Investment represents shares of a Sit Mutual Fund which is recorded at market value using public market quotations. The changes in market value of such investments are included in income during the period in which the changes occur.

    Revenue Recognition — Distribution and marketing revenue is recognized as earned. The Company, in accordance with Rule 12b-1 of the Investment Company Act of 1940, receives 12b-1 fees from the Sit Dividend Growth Fund, which are recognized as earned.

    Income Taxes — The Company files its own income tax returns. The Company determines deferred tax liabilities and assets and any provision for deferred income taxes based on the differences between the financial statement and tax basis of assets and liabilities at year-end, using the tax rate expected to exist when the temporary difference reverses. Deferred tax assets are also recognized for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, some portion of the deferred tax assets may not be realized.

    Use of Estimates — The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

    Risks and Uncertainties — Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risk in the near term could materially affect the amounts reported in the financial statement.

    New Accounting Pronouncements — In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109*. FIN No. 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or

expected to be taken in the tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Due to the issuance of FASB Staff Position No. FIN No. 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises*, the provisions of FIN No. 48 are effective January 1, 2009, for the Company. The Company does not anticipate that FIN No. 48 will have a significant impact on the financial statement when adopted. The Company evaluates tax positions taken or expected to be taken in a tax return with the more-likely-than-not recognition threshold.

3. **ASSETS MEASURED AT FAIR VALUE**

Effective January 1, 2008, the Company adopted FASB Statement No. 157, *Fair Value Measurements*, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. FASB Statement No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, that is, an exit price. The exit price assumes the asset or liability is not exchanged subject to a forced liquidation or distressed sale. The adoption did not have an impact on the Company's financial statement, other than expanded disclosures.

Valuation Hierarchy — Under FASB Statement No. 157, the Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

Level 1   Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.

Level 2   Prices or valuations based on observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3   Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Determination of Fair Value — The Company uses valuation techniques consistent with the market approach to measure the fair value of its assets. The Company's market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs.

The following is a description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy

Cash Equivalents — Cash equivalents include highly liquid investments with original maturities of 90 days or less. Actively traded money market funds are measured at their net asset value (NAV) and classified as Level 1 in the amount of $143,822 as of December 31, 2008.

Investment in Affiliated Mutual Fund — At Market — The fair value of these securities and mutual funds are based on quoted prices in active markets or quoted NAV and are classified as Level 1 in the amount of $26,491 as of December 31, 2008.

4. INCOME TAXES

The tax effects of temporary differences that give rise to deferred tax assets relate primarily to the difference between the financial statement and tax basis of the investments held in affiliated mutual funds at year-end, using the tax rate expected to exist when the temporary difference reverses.

5. RELATED PARTY

The Company has a management agreement with SIA whereby SIA pays most of the Company's operating expenses that are charged or allocated to the Company, including legal, professional, and insurance costs. SIA also provides the Company with office facilities to conduct its business activities. In return for these services, the Company pays a management fee to SIA. Additionally, SIA pays an annual distribution and marketing fee to the Company in an amount agreed upon by SIA and the Company. The Company has payables to SIA of $76,466 as of December 31, 2008.

6. REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15 to 1. In addition, the Company may be prohibited from expanding its business or paying cash dividends if its ratio of aggregate indebtedness to net capital is greater than 10 to 1. The Company has at all times maintained its net capital above SEC-required levels. As of December 31, 2008, the Company's net capital of $76,929 was $51,929 in excess of its required net capital of $25,000. The Company's ratio of aggregated indebtedness to net capital was 0.99 to 1 as of December 31, 2008.

The Company claims exemption from the SEC's Rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule. Under this exemption, *the Computation for Determination of Reserve Requirements* and *Information Relating to the Possession or Control Requirements* are not required.

* * * * * *

SUPPLEMENTAL SCHEDULE

SIA SECURITIES CORP.

**COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO
RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2008**

NET CAPITAL:	
Total shareholder's equity	$ 110,804
Less nonallowable assets:	
Accounts receivable	1,350
Prepaid expenses	11,290
Deferred tax asset	4,317
Total nonallowable assets	16,957
Net capital before haircuts	93,847
Haircut on securities:	
Cash equivalents	3,924
Investment in affiliated mutual fund	12,994
Total haircuts on securities	16,918
NET CAPITAL	$ 76,929
AGGREGATED INDEBTEDNESS — Payable to Sit Investment Associates, Inc.	$ 76,466
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (greater of $25,000 or 6-2/3% of aggregated indebtedness)	$ 25,000
Excess net capital	$ 51,929
Ratio of aggregated indebtedness to net capital	0.99

NOTE: There are no material differences between this computation and that filed by the Company
on the SEC Unaudited Form X-17A-5 as of December 31, 2008.

Deloitte.

Deloitte & Touche LLP
Suite 2800
50 South Sixth Street
Minneapolis, MN 55402-1538
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

February 11, 2009

SIA Securities Corp.
3300 IDS Center
80 South Eighth Street
Minneapolis, Minnesota

In planning and performing our audit of the statement of financial condition of SIA Securities Corp. (the "Company") as of and for the year ended December 31, 2008 (on which we issued our report dated February 11, 2009), in accordance with the auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion of the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Member of
Deloitte Touche Tohmatsu

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's statement of financial condition that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the statement of financial condition will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP